02046949

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002.

P.E. 7/1/02

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F √ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No √

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Media Release

FOR IMMEDIATE RELEASE

SERONO AND ASTRAZENECA SIGN AGREEMENT FOR DEVELOPMENT OF NEW THERAPY IN THE AREA OF FEMALE INFERTILITY

GENEVA, Switzerland July 23, 2002 – Serono S.A. (virt-x: SEO and NYSE: SRA) announced today that it has signed an exclusive worldwide agreement with AstraZeneca by which Serono will have the rights to develop, register and market the aromatase inhibitor anastrozole in ovulation induction and improvement of follicular development.

Aromatase inhibitors have shown promise in early tests as potential new first-line agents for treating this condition. Serono, the global market leader in reproductive health, plans to conduct a comprehensive development program for anastrozole, with a Phase 2 clinical trial scheduled to start in the second half of this year.

"We are very pleased to sign this agreement with AstraZeneca. We believe anastrozole can play a significant role in this area of female infertility," said Dr. Stevo Knezevic, Serono's Senior Executive Vice President Clinical Development. "We anticipate that anastrozole will be used at the earliest stage of treatment and believe it is a perfect complement to our world-leading portfolio of therapies."

"AstraZeneca are delighted to be associated with the world's leading infertility company and we look forward to exciting developments for anastrozole in this setting" said Dr. Brent Vose, VP and Head of the Oncology Therapy areas at AstraZeneca.

Female infertility affects more than 10 million women in major industrialized countries. Treatments for infertility include, at the early stage, ovarian stimulation, followed by follicular maturation, and later embryo implantation treatment. Although interest in fertility services has risen dramatically over the past decade due to advances in and availability of fertility treatments, access for patients is an issue. Serono hopes that through the development of improved and more convenient first-line therapies more women will be able to have greater access to safe and effective treatment and to fertility services.

Under the agreement, AstraZeneca will manufacture and supply anastrozole. Financial details are not disclosed.

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Background Information

Anastrozole is an aromatase inhibitor, which acts by blocking the synthesis of estrogen and thereby helps improve ovulation. It is an oral drug currently marketed by AstraZeneca for the treatment of breast cancer under the trade name Arimidex®. With over half a million patient years of experience Arimidex® is currently the most widely used aromatase inhibitor in the world. First launched in 1995, Arimidex® is now sold in approximately 100 countries worldwide.

Serono's vision is to develop innovative products to assist patients at every stage of the reproductive cycle, from ovulation to early pregnancy, to help them make their dream of a child come true. With the initial approval of Gonal-F® in 1995 in Europe, Serono was the first company to market a product derived from recombinant DNA technology for the treatment of infertility. Gonal-F® is the world's leading recombinant treatment for male and female infertility, registered in 73 countries around the world, with 2001 sales of $410.5 million. Additional key products in Serono's reproductive health portfolio are Ovidrel®/Ovitrelle® (recombinant human choriogonadotropin alfa), Luveris® (recombinant human luteinizing hormone), Cetrotide® (cetrorelix acetate for injection) and Crinone® (progesterone gel).

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Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Serono:

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

About AstraZeneca:

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of ethical (prescription) pharmaceuticals and the supply of healthcare services. It is one of the top five pharmaceutical companies in the world with healthcare sales of over $16.4 billion and leading positions in sales of gastrointestinal, oncology, anaesthesia including pain management, cardiovascular, central nervous system (CNS) and respiratory products.

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For more information, please contact:

Serono in Geneva, Switzerland:

Media Relations
Tel: +41-22-739 36 00
Fax: +41-22-739 30 85
www.serono.com

Investor Relations:
Tel: +41-22-739 36 01
Fax: +41-22-739 30 22
Reuters: SEOZ.VX / SRA.N
Bloomberg: SEO VX / SRA US

Serono, Inc., Rockland, MA

Media Relations:
Tel. +1 781 681 2122
Fax: +1 781 681 2935
www.seronousa.com

AstraZeneca in Alderley Park, England
Contact:Leslie Wheeler
PR Manager Arimidex
Tel : +44 1625 519790
Fax :+44 1625 590408
e-mail: leslie.wheeler@astrazeneca.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

July 23, 2002

By: [signature]
Name: Jacques Theurillat
Title: Deputy Chief Executive Officer and
Chief Financial Officer